Exhibit 99.1

Summit Therapeutics plc

(‘Summit’ or the ‘Company’)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER ENDED 31 JULY 2015 AND OPERATIONAL PROGRESS

Oxford, UK, 27 August 2015 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the second quarter and half-year ended 31 July 2015.

Mr Glyn Edwards, Chief Executive Officer of Summit commented: “We have made very substantial progress with our utrophin modulator programme to treat boys with DMD with the recent announcement that our lead candidate, SMT C1100, achieved its primary objective in a Phase 1b clinical trial, allowing us to advance this molecule into a Phase 2 open-label trial that is expected to start by the end of this year. We further strengthened this programme with the publication of data on a second-generation utrophin modulator demonstrating its disease-modifying potential in animal models of this devastating disease. Importantly, we also received Fast Track designation from the US FDA for SMT19969 in CDI, highlighting the promise of our novel antibiotic treatment with the potential to address disease recurrence, the key clinical issue of CDI. With top-line data from our ongoing Phase 2 proof of concept trial in CDI expected to report in the fourth quarter of 2015, we continue to be excited about progress in both of our clinical programmes.”

RECENT OPERATIONAL HIGHLIGHTS

•	Utrophin Modulation Programme for DMD:

SMT C1100 Highlights

•	Phase 1b modified diet clinical trial achieved primary objective in DMD

•	Plasma absorption of SMT C1100 observed at a level suitable for further development

•	SMT C1100 to progress into Phase 2 open-label clinical trial planned to commence in Q4 2015

•	Key composition of matter patent granted by European Patent Office for SMT C1100

Utrophin Modulation Pipeline

•	Positive preclinical data published on second-generation utrophin modulator showing increase in utrophin expression along entire length of muscle fibre, reduction in disease pathology and improvement in muscle function

•	CDI Programme:

SMT19969 Highlights

•	Phase 2 proof of concept clinical trial of novel antibiotic SMT19969 against vancomycin on-going with top-line data expected to be reported in Q4 2015

•	SMT19969 granted Fast Track status by the US Food and Drug Administration

•	Grant of key patent in the US protecting the use of SMT19969 in the treatment of CDI

FINANCIAL HIGHLIGHTS

•	Cash and cash equivalents at 31 July 2015 of £26.4 million compared to £11.3 million at 31 January 2015

•	Loss for the three months ended 31 July 2015 of £4.0 million compared to a loss of £3.3 million for the three months ended 31 July 2014

•	Initial Public Offering of American Depositary Shares in the US completed in March 2015 raising gross proceeds of $39.3 million

Conference Call

Summit will host a conference call and webcast to discuss the financial results for the second quarter and half-year ended 31 July 2015 today at 1:00pm BST / 8:00am EDT. To participate in the conference call please dial +44(0)20 7136 2050 (UK and international participants) or +1 718 354 1359 (US local number) and use the conference confirmation code 4691341. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski (US office)	Tel: +44 (0)1235 443 951 +1 617 294 6607

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Michelle Avery	Tel: +1 781 235 3060 mavery@macbiocom.com

Peckwater PR (Financial public relations, UK) Tarquin Edwards	Tel: +44 (0)7879 458 364 tarquin.edwards@peckwaterpr.co.uk

SUMMIT OVERVIEW

Summit is seeking to treat all boys affected with the fatal disease Duchenne muscular dystrophy (‘DMD’) using its pioneering utrophin modulation technology. Summit is also advancing a highly selective antibiotic to treat Clostridium difficile infection (‘CDI’).

Summit’s DMD utrophin modulation programme is a treatment approach that is independent of the underlying mutations in the dystrophin gene that cause the disease and therefore has the potential to address the entire population of DMD patients. Summit has established a leadership position in the field of utrophin modulation and is developing a robust pipeline of first-, second- and future-generation product candidates. Summit is preparing to advance its lead utrophin modulator, SMT C1100, into Phase 2 clinical trials following the completion of a Phase 1b clinical trial in patients with DMD that achieved its primary objective.

Summit’s CDI therapy in clinical development is SMT19969, an orally administered small molecule antibiotic. SMT19969 is designed to selectively target Clostridium difficile bacteria without causing collateral damage to the healthy gut flora of patients, thereby reducing CDI recurrence rates, the key clinical issue in this disease.

Duchenne Muscular Dystrophy: Utrophin Modulation Programme

SMT C1100 is a small molecule, orally administered utrophin modulator that is being evaluated in patient clinical trials. SMT C1100 has received orphan drug designation in the US and Europe.

SMT C1100: Phase 1b Modified Diet Clinical Trial

Earlier this month, Summit reported that it achieved the primary objective of its Phase 1b modified diet clinical trial of SMT C1100 in patients with DMD. The placebo controlled trial was designed to increase plasma levels of SMT C1100 in patients by recommending a diet with balanced proportions of fat, proteins and carbohydrates combined with consuming a small glass of full fat milk at the time of dosing.

Initial analysis shows that six of 12 patients achieved the desired plasma level after receiving the higher dose of 2,500 mg of SMT C1100 twice daily for 14 days. In a prior Phase 1b trial, only two of 12 patients dosed with SMT C1100 achieved the desired plasma level.

SMT C1100 was well tolerated at all doses tested in the modified diet trial with no serious adverse events reported. This outcome increases the human safety database for this investigational drug.

The trial enrolled a total of 12 patients with DMD between the ages of five and 13 who were divided equally into three dose cohorts. Patients were randomised to three groups over 14-day treatment periods during which each patient received a low dose of SMT C1100, a high dose of SMT C1100 and a placebo. There was a wash-out period of at least 14 days between each of the treatment periods. The trial was conducted at four sites in the United Kingdom. The trial also measured enzyme biomarkers of muscle damage, such as creatine kinase. In this modified diet study, there was no change in the measured enzyme levels when patients received SMT C1100 compared to when they received a placebo. The Company plans to evaluate levels of creatine kinase as well as additional biomarkers over a longer duration of exposure to SMT C1100 in future clinical trials.

Summit expects to report further data from this trial at an upcoming medical meeting.

SMT C1100: Phase 2 Clinical Trial Plans

Summit will now progress SMT C1100 into Phase 2 clinical trials. Summit plans to commence a Phase 2 open-label trial during the fourth quarter of 2015. The trial will evaluate the longer-term benefits of SMT C1100 on muscle health, function and safety. Summit also plans to initiate a larger, multinational Phase 2 placebo-controlled trial that is expected to include sites in the US and Europe.

Utrophin Modulation Pipeline

As part of the Company’s strategy to maintain its leadership position in the field of utrophin modulation research, Summit is advancing a pipeline of second- and future-generation utrophin modulators. The second generation utrophin modulators are structurally related to SMT C1100 but are designed to have more favourable pharmaceutical properties to achieve higher drug uptake.

In July 2015, new positive preclinical data on a second-generation utrophin modulator was published in the peer-reviewed journal Human Molecular Genetics. The data showed that treatment of the in vivo mdx disease model for five weeks resulted in increased utrophin expression that was localised along the entire length of the muscle fibre membrane. This addressed the primary cause of fibre degeneration and resulted in reduced regeneration and necrosis, enhanced protection of the muscle against contraction-induced damage and improved muscle function. Increases in utrophin were observed in skeletal muscle, including the diaphragm, and the heart. Summit believes that these data further support the potential of utrophin modulation as a treatment approach for DMD regardless of the underlying genetic mutation.

In parallel to the current clinical development of SMT C1100, Summit is also working to identify an optimised formulation of this drug. The Company is working with leading formulation companies to identify potential new formulations to progress into human clinical trials.

Intellectual Property

In July, Summit announced that the European Patent Office (‘EPO’) had granted a key composition of matter patent for SMT C1100. The patent, EPO number 1986633, will provide a period of exclusivity until 2027 and means SMT C1100 has intellectual property protection in major territories including the US and Japan.

C. difficile Infection Programme

SMT19969: Phase 2 Clinical Programme

SMT19969 is a novel antibiotic for the treatment of CDI that is currently being evaluated in a Phase 2 proof of concept clinical trial being conducted in the US and Canada. This trial, named CoDIFy, is a double-blind, randomised active-control trial evaluating the efficacy of SMT19969 against the current standard of care, the antibiotic vancomycin. CoDIFy is enrolling up to 100 patients with half the patients receiving ten days of dosing with SMT19969, and the remaining patients receiving ten days of dosing with vancomycin.

The primary endpoint of the trial is sustained clinical response, which is defined as clinical cure based on the resolution of diarrhoea at the test of cure visit on day 12 and no recurrence of CDI within 30 days after the end of treatment. The trial will examine a number of secondary endpoints including the safety and tolerability of SMT19969, and its impact on the gut flora of patients.

Summit expects to report top-line results from this trial in the fourth quarter of 2015.

Intellectual Property and Regulatory

In July, Summit received notification that the US Food and Drug Administration (‘FDA’) had granted Fast Track designation to SMT19969. Fast Track designation is awarded to expedite the development and regulatory review of drugs intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. SMT19969 is also designated a Qualified Infectious Disease Product or ‘QIDP’ under the Generating Antibiotics Incentives Now Act which allows Summit to benefit from a number of incentives supporting the development of new antibiotics.

In April, a key patent protecting the use of SMT19969 in the treatment of CDI was issued to Summit by the US Patent and Trademark Office. Summit believes this patent, which provides protection through until December 2029, significantly strengthens the intellectual property estate protecting the use of SMT 19969.

The development of SMT19969 is supported by a £4.0 million Wellcome Trust Translational Award through to completion of the Phase 2 proof of concept clinical trial.

FINANCIAL REVIEW

Other Operating Income

Other operating income for the three months ended 31 July 2015 was £0.4 million compared to £0.5 million for the three months ended 31 July 2014. Other operating income for the six months ended 31 July 2015 was £0.8 million compared to £1.1 million for the six months ended 31 July 2014. Income recognised as part of the Wellcome Trust Translational Award was lower in both the three months ended 31 July 2015 and the six months ended 31 July 2015 as a result of a lower contribution rate ascribed to Phase 2 activities as compared to Phase 1 activities under the terms of the funding agreement. The Company has received £3.9 million out of the £4.0 million awarded by the Wellcome Trust to date. Income recognised as part of funding from Innovate UK for the DMD programme was lower in both the three months ended 31 July 2015 and the six months ended 31 July 2015, in line with the achievement of milestones to date under the terms of the funding agreement. The Company was awarded up to £2.4 million in funding from Innovate UK and has received £1.2 million to date.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £1.7 million to £4.2 million for the three months ended 31 July 2015 from £2.5 million for the three months ended 31 July 2014. Research and development expenses increased by £2.4 million to £7.4 million for the six months ended 31 July 2015 from £5.0 million for the six months ended 31 July 2014. These increases reflected increased expenditure related to the Company’s CDI and DMD programme activities as well as an increase in staff related costs.

General and Administration Expenses

General and administration expenses decreased by £0.6 million to £1.0 million for the three months ended 31 July 2015 from £1.6 million for the three months ended 31 July 2014. General and administration expenses decreased by £0.4 million to £2.1 million for the six months ended 31 July 2015 from £2.5 million for the six months ended 31 July 2014. These decreases were primarily due to the provision of £0.7 million for milestone payments owed to two US DMD patient groups as part of funding agreements recognised in July 2014, offset by costs associated with being a publicly traded company in the US following the Company’s NASDAQ listing, as well as expenses associated with the Company’s US office which opened last year.

Cash Flows

Operating Activities

Net cash outflow from operating activities increased by £1.7 million to £7.0 million for the six months ended 31 July 2015 compared to an outflow of £5.3 million for the six months ended 31 July 2014. This was driven by an increase in operating expenses and working capital requirements, offset by the receipt in July 2015 of a £1.4 million research and development tax credit.

Investing Activities

Net cash outflow from investing activities for the six months ended 31 July 2015 and inflow for the six months ended 31 July 2014 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property and equipment.

Financing Activities

Net cash inflow from financing activities for the six months ended 31 July 2015 and the six months ended 31 July 2014 relates to proceeds received from the sale of the Company’s equity securities and the exercise of share options. The Company received net proceeds of £22.1 million from the sale of equity securities including the exercise of share options during the six months ended 31 July 2015 compared with net proceeds of £20.7 million received from the sale of equity securities during the six months ended 31 July 2014.

Glyn Edwards	Erik Ostrowski
Chief Executive Officer	Chief Financial Officer

26 August 2015

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialisation of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

Forward Looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about the clinical and preclinical development of Summit’s product candidates, the therapeutic potential of Summit’s product candidates, the timing of initiation, completion and availability of data from clinical trials and expectations regarding the sufficiency of Summit’s cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit make with the Securities and Exchange Commission including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2015. Accordingly readers should not place undue reliance on forward looking statements or information. In addition, any forward looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaim any obligation to update any forward-looking statements included in this press release.

Risks and Uncertainties

A detailed analysis of the risks faced by Summit is set out in the Company’s Annual Report on Form 20-F that was filed with the Securities and Exchange Commission on 7 May 2015.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 July 2015

		Three months ended 31 July 2015		Three months ended 31 July 2015		Three months ended 31 July 2014
	Note	$000s		£000s		£000s
Other operating income		668		427		504
Operating expenses
Research and development		(6,604)		(4,224)		(2,485)
General and administration		(1,567)		(1,002)		(1,597)

Total operating expenses		(8,171)		(5,226)		(4,082)

Operating loss		(7,503)		(4,799)		(3,578)
Finance income		14		9		22

Loss before income tax		(7,489)		(4,790)		(3,556)
Income tax		1,183		757		274

Loss for the period		(6,306)		(4,033)		(3,282)

Loss for the period attributable to owners of the parent		(6,306)		(4,033)		(3,282)

Other comprehensive losses
Exchange differences on translating foreign operations		(19)		(12)		(3)

Total comprehensive loss for the period attributable to owners of the parent		(6,325)		(4,045)		(3,285)

Basic and diluted loss per ordinary share from continuing operations (post consolidation and subdivision)	2	(11	)cents	(7	)pence	(8	)pence

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the six months ended 31 July 2015

		Six months ended 31 July 2015		Six months ended 31 July 2015		Six months ended 31 July 2014
	Note	$000s		£000s		£000s
Other operating income		1,305		835		1,144
Operating expenses
Research and development		(11,502)		(7,357)		(5,046)
General and administration		(3,247)		(2,077)		(2,495)

Total operating expenses		(14,749)		(9,434)		(7,541)

Operating loss		(13,444)		(8,599)		(6,397)
Finance income		25		16		25

Loss before income tax		(13,419)		(8,583)		(6,372)
Income tax		1,851		1,184		466

Loss for the period		(11,568)		(7,399)		(5,906)

Loss for the period attributable to owners of the parent		(11,568)		(7,399)		(5,906)

Other comprehensive losses
Exchange differences on translating foreign operations		5		3		(3)

Total comprehensive loss for the period attributable to owners of the parent		(11,563)		(7,396)		(5,909)

Basic and diluted loss per ordinary share from continuing operations (post consolidation and subdivision)	2	(20	)cents	(13	)pence	(15	)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 31 July 2015

		31 July 2015	31 July 2015	31 January 2015
	Note	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill		1,038	664	664
Intangible assets		5,438	3,478	3,483
Property, plant and equipment		94	60	55

		6,570	4,202	4,202
Current assets
Prepayments and other receivables		2,891	1,849	2,630
Current tax		1,745	1,116	1,299
Cash and cash equivalents		41,328	26,435	11,265

		45,964	29,400	15,194

Total assets		52,534	33,602	19,396

LIABILITIES
Non-current liabilities
Deferred tax		(1,038)	(664)	(664)

		(1,038)	(664)	(664)
Current liabilities
Trade and other payables		(4,165)	(2,663)	(3,721)
Provisions for other liabilities and charges		(92)	(59)	(45)

		(4,257)	(2,722)	(3,766)

Total liabilities		(5,295)	(3,386)	(4,430)

Net assets		47,239	30,216	14,966

EQUITY
Share capital	3	958	613	411
Share premium account	3	71,971	46,035	24,101
Share-based payment reserve		4,857	3,107	2,597
Merger reserve		(3,038)	(1,943)	(1,943)
Special reserve		31,257	19,993	19,993
Currency translation reserve		102	65	62
Accumulated losses reserve		(58,868)	(37,654)	(30,255)

Total equity attributable to the equity shareholders of the Parent		47,239	30,216	14,966

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the six months ended 31 July 2015

	Six months ended 31 July 2015	Six months ended 31 July 2015	Six months ended 31 July 2014
	$000s	£000s	£000s
Cash flows from operating activities
Loss before income tax	(13,419)	(8,583)	(6,372)

	(13,419)	(8,583)	(6,372)
Adjusted for:
Finance income	(25)	(16)	(25)
Foreign exchange (gain) / loss	(14)	(9)	3
Depreciation	27	17	10
Amortisation of intangible fixed assets	8	5	5
Movement in provisions	22	14	752
Research and development expenditure credit	(33)	(21)	(32)
Share-based payment expense	797	510	446

Adjusted loss from operations before changes in working capital	(12,637)	(8,083)	(5,213)
Decrease / (Increase) in prepayments and other receivables	1,221	781	(859)
(Decrease) / Increase in trade and other payables	(1,653)	(1,057)	773

Cash used by operations	(13,069)	(8,359)	(5,299)
Taxation received	2,190	1,401	—

Net cash used in operating activities	(10,879)	(6,958)	(5,299)

Investing activities
Purchase of property, plant and equipment	(38)	(24)	(16)
Interest received	25	16	25

Net cash (used in) / generated by investing activities	(13)	(8)	9

Financing activities
Proceeds from issue of share capital	40,808	26,101	22,000
Transaction costs on share capital issued	(6,546)	(4,187)	(1,298)
Exercise of share options	346	222	—

Net cash generated from financing activities	34,608	22,136	20,702

Increase in cash and cash equivalents	23,716	15,170	15,412
Cash and cash equivalents at beginning of period	17,612	11,265	2,030

Cash and cash equivalents at end of period	41,328	26,435	17,442

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Six months ended 31 July 2015

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation adjustment £000s	Accumulated losses £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966
Loss for the period from continuing operations	—	—	—	—	—	—	(7,399)	(7,399)
Currency translation adjustment	—	—	—	—	—	3	—	3

Total comprehensive loss for the period	—	—	—	—	—	3	(7,399)	(7,396)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	510	—	—	—	—	510

At 31 July 2015	613	46,035	3,107	(1,943)	19,993	65	(37,654)	30,216

Year ended 31 January 2015

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation adjustment £000s	Accumulated losses £000s	Total £000s
At 1 February 2014	10,075	40,177	1,636	(1,943)	—	—	(45,183)	4,762
Loss for the year from continuing operations	—	—	—	—	—	—	(11,363)	(11,363)
Currency translation adjustment	—	—	—	—	—	62	—	62

Total comprehensive loss for the year	—	—	—	—	—	62	(11,363)	(11,301)
New share capital issued	3,384	18,616	—	—	—	—	—	22,000
Transaction costs on share capital issued	—	(1,482)	—	—	—	—	—	(1,482)
Cancellation of deferred shares	(13,048)	—	—	—	13,048	—	—	—
Reduction of share premium account	—	(33,236)	—	—	33,236	—	—	—
Elimination of losses	—	—	—	—	(26,291)	—	26,291	—
Share options exercised	—	26	—	—	—	—	—	26
Share-based payment	—	—	961	—	—	—	—	961

At 31 January 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966

Six months ended 31 July 2014

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation adjustment £000s	Accumulated losses £000s	Total £000s
At 1 February 2014	10,075	40,177	1,636	(1,943)	—	—	(45,183)	4,762
Loss for the period from continuing operations	—	—	—	—	—	—	(5,906)	(5,906)
Currency translation adjustment						(3)	—	(3)

Total comprehensive loss for the period	—	—	—	—	—	(3)	(5,906)	(5,909)
New share capital issued	3,384	18,616	—	—	—	—	—	22,000
Transaction costs on share capital issued	—	(1,298)	—	—	—	—	—	(1,298)
Share-based payment	—	—	446	—	—	—	—	446

At 31 July 2014	13,459	57,495	2,082	(1,943)	—	(3)	(51,089)	20,001

NOTES TO THE FINANCIAL STATEMENTS

For the three and six months ended 31 July 2015

1. Basis of accounting

The unaudited consolidated interim financial statements of Summit and its subsidiaries (the ‘Group’) for the three months and six months ended 31 July 2015 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations endorsed by the European Union and as issued by the International Accounting Standards Board and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2016 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2015. The interim financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRSs adopted for use in the European Union and as issued by the International Accounting Standards Board, this announcement does not itself contain sufficient information to comply with IFRSs.

The interim financial statements have been prepared on a going concern basis. Management, having reviewed the future operating costs of the business in conjunction with the cash held at 31 July 2015, believes the Group has sufficient funds to continue as a going concern for the foreseeable future.

The financial information for the three month and six month periods ended 31 July 2015 and 2014 is unaudited.

The interim financial statements are not the Company’s statutory accounts. The Company’s statutory accounts for the year ended 31 January 2015 in which the Company’s auditors made an unqualified report have been filed with the Registrar of Companies England and Wales.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 July 2015, in the Consolidated Income Statement for the three and six months ended 31 July 2015 and in the Consolidated Cash Flow Statement for the six months ended 31 July 2015 have been translated into US dollars at the rate on 31 July 2015 of $1.5634 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 26 August 2015.

2. Loss per ordinary share calculation

The loss per ordinary share has been calculated by dividing the loss for the period by the weighted average number of ordinary shares in issue during the six month period to 31 July 2015: 56,853,054 and during the three month period to 31 July 2015: 61,122,601 (for the six month period to 31 July 2014: 38,082,944, for the three month period to 31 July 2014: 41,061,411).

Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.

3. Issue of share capital

On 5 March 2015 the Group announced an initial public offering on the NASDAQ Global Market issuing 3,450,000 American Depository Shares (‘ADSs’) at a price of $9.90 per ADS. On 18 March 2015 the underwriters exercised in full their over-allotment option to purchase an additional 517,500 ADSs, on the same terms. Each ADS represents five ordinary shares of 1 penny each in the capital of the Company, thus 19,837,500 ordinary shares were issued. Total gross proceeds of $39.3 million (£25.8 million) were raised. Following the initial public offering and the exercise of the over-allotment option, the number of ordinary shares in issue was 60,955,197.

During the six months ended 31 July 2015, 335,543 new ordinary shares were issued following various exercises of share options which generated gross proceeds of £0.2 million. Following these exercises, the number of ordinary shares in issue was 61,290,740.

All new ordinary shares rank pari passu with existing ordinary shares.

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